UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2011
Commission File Number 0-54162
NiMin Energy Corp.
(Translation of registrant’s name into English)

1160 Eugenia Place, Suite 100, Carpinteria, California 93013
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑
Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

SIGNATURES
EXHIBIT INDEX
EX-99.1
EX-99.2

Information contained in this Form 6-K
On May 16, 2011, NiMin Energy Corp. (the “Company”) filed the following documents with the Canadian securities regulators, available at www.sedar.com:
1.	The Company’s consolidated financial statements at and for the three months ended March 31, 2011 (attached hereto as Exhibit 99.1).
2.	Management’s Discussion and Analysis for the three months ended March 31, 2011 (attached hereto as Exhibit 99.2).
On May 16, 2011, the Company issued the following press release regarding its financial results for the quarter ended March 31, 2011.

NiMin Energy Corp. Announces 2011 First Quarter Results
For Immediate Release
Carpinteria, CA — May 16, 2011 — NiMin Energy Corp. (TSX:NNN) (OTCBB and OTCQX:NEYYF) (the “Company” or “NiMin”) today announced the financial results prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the quarter ended March 31, 2011. Copies of these documents may be obtained via the Company’s website at www.niminenergy.com and via SEDAR at www.sedar.com. Additionally, we also file reports with the United States Securities and Exchange Commission (“SEC”) available at www.sec.gov. All references to dollar values refer to U.S. dollars unless otherwise stated.
Net income (loss) for the quarter ended March 31, 2011 was ($8,477,213) compared to ($221,113) for the quarter ended March 31, 2010. Earnings (loss) per share for the quarter ended March 31, 2011 was ($0.13) compared to ($0.00) for the quarter ended March 31, 2010. Net income for the three months ended March 31, 2010 was negatively affected by an unrealized loss on crude oil derivative contract of $2,389,178 and a non-cash loss attributed to the change in fair value of warrants of $4,569,537.
For the three months ended March 31, 2011, NiMin recorded net revenues of $5.23 million, as compared to $3.61 million for the same period in 2010. This 45% increase in net revenues was due to an increase in production volumes and an increase in the commodity prices received by the Company. Operating costs in the first quarter of 2011 decreased to $2.00 million from $2.25 million in the first quarter of 2010. Operating cost per barrels of oil equivalent (“BOE”) sold decreased to $22.60 from $31.80 in the same period of 2010. General & administrative (“G&A”) expenses in the first quarter increased from $1.79 million in 2010 to $2.53 million. Deducting stock-based compensation costs, a non-cash accounting entry, the G&A expenses in the first quarter of 2011 were $1.84 million, as compared to the $1.09 million reported in the same period in 2010. Depreciation, depletion, amortization, and accretion in the first quarter of 2011, another non-cash accounting entry, decreased to $791,033 from $838,360 reported in the same period of 2010. This decrease is mainly due to an increase in the Company’s total proved reserves as a result of an increase in the development of the Wyoming Assets.
Highlights for the period ended March 31, 2011 include:
•	Expansion of facilities in the Willow Draw Field.

•	Operating expense decreased 29% on a per barrel basis.

•	4,846,100 warrants exercised for net proceeds of $7.6 million.

NiMin CEO and Chairman, Mr. Clancy Cottman, said, “We have just begun an aggressive drilling program for 2011, and our progress in the first quarter demonstrates that NiMin is well-positioned to execute on our strategic plan, and to continue increasing production rates within our Wyoming and California acreage. We have expanded our facilities at the Willow Draw Field in Wyoming and at the same time have increased efficiency and reduced overall costs. In California’s Pleito Creek Field, we have been working to prepare for two wells that will be drilled in May and June. We look forward to updating our investors on our progress as we implement our drilling program and reaffirm our steadfast commitment to generating shareholder value.”
Conference Call
The Company will host a conference call at 1:00 PM EDT (10:00 AM PDT) on Tuesday, May 17, 2011. During this call the management team will discuss the Company’s first quarter 2011 results. The conference leader will be Mr. Clancy Cottman, CEO and Chairman of NiMin. Also on the call will be Mr. Jonathan Wimbish, CFO, and Mr. Scott Dobson, Vice President of Operations. Interested parties in the United States can access the conference call by dialing (877) 407-0782; parties outside the U.S. should dial (201) 689-8567 five to ten minutes prior to the start time. The call will also be webcast live on the Company’s web site at www.niminenergy.com. A replay of the call will be available by calling toll free (877) 660-6853 or for international calls (201) 612-7415 using account number 286 and conference ID #372854. The replay will be available until June 1, 2011.
CONTACTS:
Investors
Jonathan Wimbish, CFA
NiMin Energy Corp.
Chief Financial Officer
+1 (805) 566-2900
jwimbish@niminenergy.com
Media
Dan Gagnier/Jared Levy
Sard Verbinnen & Co
+1 (212) 687-8080
About NiMin Energy
NiMin is a California based independent oil and gas exploitation and production company with principal operations in the Bighorn Basin of Wyoming, the San Joaquin Basin in California and South Louisiana onshore areas of the U.S.
Cautionary Statements
     This news release contains forward-looking statements and information (“forward-looking statements”) within the meaning of applicable securities laws, including the implementation of NiMin’s strategic plan, NiMin’s aggressive drilling and development program during 2011, and the drilling of two wells in the Pleito Creek Field. Although NiMin believes that the expectations reflected in its forward-

looking statements are reasonable, such statements have been based upon currently available information to NiMin. Such statements are subject to known and unknown risks, uncertainties and other factors that could influence actual results or events and cause actual results or events to differ materially from those stated, anticipated or implied in forward-looking statements. Risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price, price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. The risks, uncertainties, material assumptions and other factors that could affect actual results are discussed in more detail in our Annual Information Form and other documents available at www.sedar.com and www.sec.gov. Readers are cautioned to not place undue reliance on forward-looking statements. The statements in this press release are made as of the date of this release, and, except as required by applicable law, NiMin does not undertake any obligation to publicly update or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. NiMin undertakes no obligation to comment on analyses, expectations or statements made by third-parties in respect of the NiMin, Legacy or their respective financial or operating results or, as applicable, their securities. The net present value of future net revenue attributable to NiMin’s reserves do not represent fair market value. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (“mcf”): one barrel (“bbl”) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
     The material differences between reserve quantities disclosed under National Instrument (“NI”) 51-101 and those disclosed under the U.S. SEC guidelines and the United States Financial Accounting Standards Board (the “U.S. Rules”) is that NI 51-101 requires the determination of reserve quantities to be based in forecast pricing assumptions whereas the U.S. Rules require the determination of reserve quantities to be based on constant price assumptions calculated using a 12 month average price for the year (sum of the benchmark price on the first calendar day of each month in the year divided by 12).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIMIN ENERGY CORP.
Date: May 18, 2011	By:	/s/ Clarence Cottman, III
Clarence Cottman, III
Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	NiMin Energy Corp. consolidated financial statements at and for the three months ended March 31, 2011

99.2	Management’s Discussion and Analysis for the three months ended March 31, 2011